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Exhibit 21.1

SUBSIDIARIES OF VERSICOR INC.

        Following is a list of Versicor's subsidiaries, each of which is organized under the laws of the Republic of Italy. Biosearch Manufacturing S.r.l. was previously a subsidiary of Biosearch. Within 120 days of the recently completed merger, all of the former assets (other than cash) and liabilities of Biosearch, including Biosearch Manufacturing S.r.l., will be contributed to Versicor Italy S.r.l.

Name	Jurisdiction of Formation	Type of Entity	Versicor's Ownership	Other Business Names
Biosearch Manufacturing S.r.l.	Republic of Italy	società a responsibilità limitata (a limited liability company)	100%	none
Versicor Italy S.r.l.	Republic of Italy	società a responsibilità limitata (a limited liability company)	100%	none

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  Exhibit 21.1
SUBSIDIARIES OF VERSICOR INC.